UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F

    APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT
        OF 1940 AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

      [x]   Merger


      [x]   Liquidation


      [_]   Abandonment of Registration
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [_]   Election of status as a Business Development Company
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

On November 27, 2007, McMorgan Funds entered into a series of transactions involving four of its series, McMorgan Principal Preservation Fund, McMorgan Intermediate Fixed Income Fund, McMorgan Fixed Income Fund and McMorgan Equity Investment Fund, whereby each of those series merged with and into series of The MainStay Funds (the "Reorganizations"), as follows:

     Name of Merged McMorgan Fund             Name of Acquiring MainStay Fund
     ----------------------------             -------------------------------

    McMorgan Equity Investment Fund              MainStay Common Stock Fund

 McMorgan Principal Preservation Fund       MainStay Principal Preservation Fund

McMorgan Intermediate Fixed Income Fund       MainStay Institutional Bond Fund

      McMorgan Fixed Income Fund              MainStay Institutional Bond Fund

On November 29, 2007, the two remaining series of the McMorgan Funds, McMorgan High Yield Fund and McMorgan Balanced Fund were liquidated and the proceeds of such liquidations were distributed to the shareholders of those funds on that date, in each case in accordance with the terms of Plans of Liquidation adopted by the McMorgan Funds (the "Liquidations").

2.    Name of fund: McMorgan Funds ("Applicant")

3.    Securities and Exchange Commission File No.: 811-8370

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?


     [ ]     Initial Application     [x]     Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

             One Bush Street, Suite 800
             San Francisco, California  94104

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

             Bibb L. Strench, Esq.
             Sutherland Ashbill & Brennan LLP
             1275 Pennsylvania Avenue, N.W.
             Washington, D.C.  20004
             (202) 383-0509

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

      McMorgan Funds                     New York Life Investment Management LLC
      One Bush Street, Suite 800         Office of the General Counsel
      San Francisco, California  94014   169 Lackawanna Avenue
      1-800-831-1994                     Parsippany, New Jersey 07054
                                         (973) 394-3000

      NYLIFE Distributors LLC            State Street Bank & Trust Company
      169 Lackawanna Avenue              1 Lincoln Street
      Parsippany, New Jersey 07054       Boston, MA 02111-2900
      (973) 394-3000

      NYLIM Service Company LLC
      169 Lackawanna Avenue
      Parsippany, New Jersey 07054
      (973) 394-3000

8.    Classification of fund (check only one):

      [x]   Management company

      [_]   Unit investment trust; or

      [_]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [x]     Open-end     [_]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

              Delaware Statutory Trust Act

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Adviser:
      McMorgan & Company LLC
      One Bush Street, Suite 800
      San Francisco, California  940104

      Subadviser:
      New York Life Investment Management LLC
      51 Madison Avenue
      New York, New York 10010

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

      NYLIFE Distributors LLC
      169 Lackawanna Avenue
      Parsippany, New Jersey 07054

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)   Depositors' name(s) and address(es): N/A

      (b)   Trustee's name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [_]     Yes     [x]     No

      If Yes, for each UIT state: N/A

              Name(s):

              File No.: 811-_____

              Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]     Yes     [_]     No

            If Yes, state the date on which the board vote took place: June 6, 2007

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [x]     Yes     [  ]     No

            If Yes, state the date on which the shareholder vote took place:
            November 20, 2007

            If No, explain:

On November 20, 2007, shareholders of McMorgan Principal Preservation Fund, McMorgan Intermediate Fixed Income Fund, McMorgan Fixed Income Fund and McMorgan Equity Investment Fund approved the Reorganizations, as applicable.

Shareholder approval of the Liquidations was not obtained as such approval was not required by the Delaware Statutory Trust Act or under the terms of the McMorgan Funds' Trust Instrument.

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [x]     Yes     [_]     No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

On November 27, 2007, in connection with the Reorganizations, (1) shareholders of McMorgan Principal Preservation Fund received shares of MainStay Principal Preservation Fund, (2) shareholders of McMorgan Intermediate Fixed Income Fund and McMorgan Fixed Income Fund received shares of MainStay Institutional Bond Fund, and (3) shareholders of McMorgan Equity Investment Fund received shares of MainStay Common Stock Fund.

On November 29, 2007, in connection with the Liquidations, McMorgan High Yield Fund and McMorgan Balanced Fund paid liquidating distributions to the shareholders of those funds on that date.

      (b)   Were the distributions made on the basis of net assets?

            [x]     Yes     [_]     No

      (c)   Were the distributions made pro rata based on share ownership?

            [x]     Yes     [_]     No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

      (e)   Liquidations only:

            Were any distributions to shareholders made in kind?

            [x]     Yes     [_]     No

            If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders: 56.5%

17.   Closed-end funds only: N/A

      Has the fund issued senior securities? N/A

      [_]     Yes     [_]     No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders: N/A

18.   Has the fund distributed all of its assets to the fund's shareholders?

      [x]     Yes     [_]     No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed? N/A

      (b)   Describe the relationship of each remaining shareholder to the fund:
            N/A

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [_]     Yes     [x]     No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders: N/A

III.  Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?

      (See question 18 above)

      [_]     Yes     [x]     No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed: N/A

      (b)   Why has the fund retained the remaining assets? N/A

      (c)   Will the remaining assets be invested in securities? N/A

            [_]     Yes     [_]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [X]     Yes     [  ]     No

      If yes,

      (a)   Describe the type and amount of each debt or other liability:

-------------------------------------------------------------------------------------------------------
                    Fund Name                            Amount                  Description
-------------------------------------------------------------------------------------------------------
McMorgan Balanced Fund                                $    108,719.55  Cap Stock Repurchased
                                                      $      4,346.02  Legal Fees
                                                      $      3,038.47  Director Fees
                                                      $     15,530.24  Transfer Agent Fees
                                                      $     15,630.13  Custodian Fees
                                                      $      2,853.74  Administration Fees
                                                      $      3,471.67  Fund Accounting Expense
                                                      $      3,279.97  Other/Misc.
                                                      $      2,653.99  Shareholder Service Fees
                                                      $      1,473.74  Distribution Expense
                                                      $    251,428.01  Dist Payable From Income
                                                      $  2,014,606.74  Dist Payable From Cap Gains

-------------------------------------------------------------------------------------------------------
McMorgan Equity Investment Fund                       $    265,466.80  Securities Purchased
                                                      $     16,835.80  Legal Fees
                                                      $     10,328.32  Director Fees
                                                      $     17,674.22  Transfer Agent Fees
                                                      $     76,050.15  Management Fees
                                                      $     16,411.28  Custodian Fees
                                                      $      8,274.43  Administration Fees
                                                      $      4,934.08  Fund Accounting Expense
                                                      $      4,124.52  Other/Misc.
                                                      $      5,620.11  Shareholder Service Expense
                                                      $      2,499.47  Distribution Expense

-------------------------------------------------------------------------------------------------------
McMorgan Fixed Income Fund                            $    131,832.43  Cap Stock Repurchased
                                                      $      5,751.31  Legal Fees
                                                      $      3,497.86  Director Fees
                                                      $     11,991.59  Transfer Agent Fees
                                                      $      1,266.90  Management Fees
                                                      $      5,220.09  Custodian Fees
                                                      $      3,500.88  Administration Expense
                                                      $      3,487.93  Fund Accounting Expense
                                                      $      3,324.83  Other/Misc.
                                                      $      2,486.77  Shareholder Service Expense
                                                      $      3,182.69  Distribution Expense

-------------------------------------------------------------------------------------------------------
McMorgan High Yield Fund                              $    513,576.92  Securities Purchased
                                                      $     10,192.07  Legal Fees
                                                      $      5,588.72  Director Fees
                                                      $      5,314.09  Transfer Agent Fees
                                                      $     45,682.67  Management Fees
                                                      $     10,003.22  Custodian Fees
                                                      $      4,549.93  Administration Expense
                                                      $      3,371.21  Fund Accounting Expense
                                                      $      3,755.81  Other/Misc.
                                                      $      3,012.12  Shareholder Service

-------------------------------------------------------------------------------------------------------
                    Fund Name                            Amount                  Description
-------------------------------------------------------------------------------------------------------
McMorgan Intermediate Fixed Income Fund               $  1,009,020.83  Securities Purchased
                                                      $     65,368.40  Cap Stock Repurchased
                                                      $     14,145.03  Legal Fees
                                                      $      8,206.90  Director Fees
                                                      $     12,203.20  Transfer Agent Fees
                                                      $     41,079.00  Management Fees
                                                      $      5,318.82  Custodian Fees
                                                      $      7,465.53  Administration Expense
                                                      $      4,689.02  Fund Accounting Expense
                                                      $      3,935.39  Other/Misc.
                                                      $      5,153.18  Shareholder Service Expense

-------------------------------------------------------------------------------------------------------
McMorgan Principal Preservation Fund                  $     15,332.33  Legal Fees
                                                      $      9,609.86  Director Fees
                                                      $     11,692.76  Transfer Agent Fees
                                                      $     20,229.64  Management Fees
                                                      $      5,423.68  Custodian Fees
                                                      $      7,226.27  Administration Expense
                                                      $      3,989.20  Fund Accounting Expense
                                                      $      3,965.43  Other/Misc.
                                                      $      5,397.34  Shareholder Service Expense

-------------------------------------------------------------------------------------------------------

      (b) How does the fund intend to pay these outstanding debts or other liabilities? The Funds had accrued for these debts and cash was set aside for payment prior to the reorganizations.

IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)    Legal expenses:                                   $ 758,546

            (ii)   Accounting expenses:                              $  27,500

            (iii)  Other expenses (list and identify separately):    $ 207,200


            (iv)   Total expenses (sum of lines (i) - (iii) above):  $ 993,246


      (b) How were those expenses allocated? 100% of these expenses were allocated to New York Life Investment Management LLC.


      (c) Who paid those expenses? New York Life Investment Management LLC, the investment adviser of the acquiring funds listed under Response #1.


      (d)   How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [_]     Yes     [x]     No

      If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed: N/A

V.    Conclusion of Fund Business

24.   Is the fund a party to any litigation or administrative proceeding?

      [_]     Yes     [x]     No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation: N/A

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [_]     Yes     [x]     No

      If Yes, describe the nature and extent of those activities: N/A

VI.   Mergers Only

26.   (a)   State the name of the fund surviving the Merger: The MainStay Funds

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-04550

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

      The final agreements and plans of reorganization were filed with the Commission as exhibits to the applicable Form N-14 for The MainStay Funds on December 28, 2007 (File Nos. 333-145345; 333-145346 and 333-145347).

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

                                  VERIFICATION

      The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of McMorgan Funds, (ii) he is the President and Principal Executive Officer of McMorgan Funds, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

Date: February  11, 2008
                                       /s/ Mark R. Taylor
                                       ----------------------------------------
                                       Mark R. Taylor
                                       President and Principal Executive Officer